ADB INTERNATIONAL GROUP, INC.

1440 West Bitters Road, #1931
San Antonio, Texas 78248

April 25, 2013

United States Securities and Exchange Commission
Washington, DC 20549

Attn: Dietrich A. King, Staff Attorney
RE: ADB International Group, Inc.
File No. 000-54862

Amendment No. 1 to Registration Statement on Form 10
Filed on December 3, 2012

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated December 19, 2012, with respect to the above-referenced Exchange Act Form 10 filing by ADB International Group, Inc. (the “Company”). For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

General

Comment 1. Please revise your registration statement to provide page numbers.

Response 1. We have included page numbers in the amendment.

Comment 2. We note your reference to two memoranda of understanding in the paragraph under the subheading "Recent Developments" which is under the heading "Item 1. Description of Business." With your response to this comment letter, please provide us with a copy of each of the memoranda and tell us what consideration you have given to filing them as exhibits to the registration statement. Please refer to Item 601(0(10) of Regulation S-K.

Response 2. We have included as Exhibits 10.1 and 10.2 the executed distribution agreements with both Treatec and GreenEng, which supersede the non-binding memoranda (MOUs) with these companies. We have also included as Exhibit 10.3 to the Company’s Form 8-K as filed with the SEC on March 26, 2013 the services agreement with the Company's new CEO, CFO and Chairman, Mr. Sharar Ginsburg. We have also included with this amended Form 10-12g as Exhibits 10.4 and 10.5 our consulting agreements with Messrs. Tal Yoresh and Yosi Atsmon.

Comment 3. We note your statement in note 1 to your unaudited financial statements that "[you] qualify as an "emerging growth company-"" Please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Since you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not the comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, please consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response 3. We had added disclosure under subheading “Our Filing Status as an “Emerging Growth Company,” as Defined in the JOBS Act, and our Available financial Reporting Exemptions” as follows:

We are an emerging growth company (“EGC”) as that term is defined under the JOBS Act. The JOBS Act affords companies the opportunity to file registration statement with certain scaled back disclosure, getting a temporary reprieve from certain SEC regulations including:

As a company that had gross revenues of less than $1 billion during our last fiscal year, we are an “emerging growth company” or "EGC" as defined in the JOBS Act. We will retain that status until the earliest of (A) the last day of the fiscal year in which we have total annual gross revenues of $1,000,000,000 (as indexed for inflation in the manner set forth in the JOBS Act) or more; (B) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Act"); (C) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (D) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the "Exchange Act") or any successor thereto.

As an EGC we are exempt from Section 404(b) of Sarbanes-Oxley of 2002 ("SOX"), which requires auditors to attest to and report on internal control over financial reporting. The JOBS Act also amended Section 103(a)(3) of Sarbanes-Oxley Act of 2002 ("SOX") to provide that (i) any new rules that may be adopted by the PCAOB requiring mandatory audit firm rotation or changes to the auditor’s report to include auditor discussion and analysis (each of which is currently under consideration by the PCAOB) shall not apply to an audit of an EGC and (ii) any other future rules adopted by the PCAOB will not apply to our audits unless the SEC determines otherwise.

Section 14A(a) and (b) of the Securities Exchange Act of 1934 (the "Exchange Act") by exempting an EGC from these regulations, eases certain regulatory burdens of the EGC registration process by requiring inclusion of two, rather than three, years of audited financial statements and selected financial data in the registration statement for the IPO, allowing a company to request a confidential, nonpublic review of its registration statement by the SEC prior to public disclosure, permitting a company to gauge interest in its offering by expanding its ability to communicate with certain institutional investors prior to and during the offering process and reducing restrictions on the publication of analyst reports about the company.

We have elected to take advantage of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), which allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements contained in this Form 10 and our subsequent Exchange Act reports may not be comparable to companies that comply with public company effective dates. The existing scaled executive compensation disclosure requirements for smaller reporting companies will continue to apply to our filings for so long as our Company is an emerging growth company, regardless of whether the Company remains a smaller reporting company.

Notwithstanding the above, we are also currently a “smaller reporting company,” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company,” at such time we cease being an “emerging growth company,” the disclosure we will be required to provide in our SEC filings will increase, but will still be less than it would be if we were not considered either an “emerging growth company” or a “smaller reporting company.” Specifically, similar to “emerging growth companies,” “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of SOX requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; are not required to conduct say-on-pay and frequency votes until annual meetings occurring on or after January 21, 2013; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, being permitted to provide two years of audited financial statements in annual reports rather than three years. Decreased disclosures in our SEC filings due to our status as an “emerging growth company” or “smaller reporting company” may make it harder for investors to analyze the Company’s results of operations and financial prospects.

Comment 4. Please revise your registration statement to disclose that you are a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities or provide us with your analysis as to why you believe you are not a shell company. In this regard, we note that you appear to have no or nominal operations and nominal non- cash assets.

Response 4. While we concur with the staff's comment that we had only nominal non-cash assets at the years ended December 31, 2012 and 2011, we disagree with the staff's comment 4 that we are a "shell" company. On January 1, 2010, we re-entered the development stage having only nominal operations related to the water treatment industry. However, commencing in late 2011 into early 2012, we devoted our limited financial and personnel resources to pursue joint ventures to become a distributor of existing water treatment technology products manufactured by others. This determination was based upon the relationships that we established during the period that we were involved in efforts to develop our water desalination technology.

As a result of these relationships, on February 10, 2012, we entered into a non-binding Memorandum of Understanding ("MOU") with Treatec21 Industries Ltd, (treatec21.com/Eng/), a major, Israeli-based private company ("Treatec"), which is a wholly-owned subsidiary for YAAD Industrial Ltd, listed on the Tel Aviv Stock Exchange ("TASE") with a market cap of approximately $11 million. The Treatec MOU contemplated the grant to the Company by Treatec of certain distribution rights to Treatec''s water treatment products in New Zealand, Australia, the United States and Canada.

Shortly thereafter, on February 28, 2012, we entered into another non-binding MOU, with Green Eng Ltd, (en.greeneng.biz/), an Israeli company ("GreenEng") engaged in the water treatment industry. The GreenEng MOU also contemplated the grant to the Company of non-exclusive distribution rights to GreenEng's products in the U.S. and Canada.

Throughout 2012, our operations and business activities, while not yet generating any revenues, increased significantly and included continuing negotiations with Treatec and GreenEng as well as interviews with sales and marketing personnel so that we could service Treatec, GreenEng and any other companies entering into distribution agreements with us, based upon our belief that we would be successful in entering into one or more distribution agreements in 2012.

On December 17, 2012, and as a direct result of our continuing business efforts, we entered into a two year cooperation and distribution agreement with Treatec (the "Treatec Distribution Agreement"), pursuant to which we were granted the rights to distribute Treatec's water treatment products in Australia, New Zealand, the United States and Canada ("Treatec Territory"), on a non-exclusive basis. This Agreement expressly provides that after 12 months, Treatec will consider granting us exclusive distribution rights for all or part of the Treatec Territory.

As a direct result of our Treatec Distribution Agreement and in order to enhance our ability to develop a market presence for the Treatec products in the Australia and New Zealand, we entered into a Representative Services Agreement in February 2013 with Mr. Tal Yoresh, a resident of Australia with many years of experience representing Israeli technology companies in both Australia and New Zealand.

On January 17, 2013, we entered into a distribution agreement with GreenEng (the "GreenEng Distribution Agreement"), pursuant to which the Company has been granted the rights to distribute the GreenEng water treatment products and technology in the United States on a non-exclusive basis.

We are actively evaluating several firms and persons to serve as our sales and marketing representatives in the United States to generate customers for both the Treatec and GreenEng products in the U.S. market.

The water treatment products we are distributing were developed and are manufactured in Israel and, with respect to Treatec, have been successfully sold in Israel, Europe and China and with respect to GreenEng, have been successfully sold in Israel and Europe.

Based upon the foregoing, we believe that we are not a shell company but rather a growing development-stage company.

Comment 5. We note your references to your products throughout your registration statement. For example under Item 1, you refer to "our water treatment desalination products" and in various locations throughout your registration statement you refer to "our products." Additionally, under the heading "Description of Water Treatment Technology Products" you describe various water purification technologies. However, it appears that currently you do not have any products. Please make revisions throughout your disclosure to clarify whether or not you have any products and to clarify your involvement in the development of each technology and product mentioned in your registration statement.

Response 5. We have revised our disclosure to clarify that "Our Products" as the products that we are licensed to distribute pursuant to our distribution agreements with Treatec and GreenEng, including those territories where are designated to serve on an exclusive and non-exclusive basis. We have also disclosed that we are NOT developing any products or technology but rather are distributing the products of others.

Item 1. Description of Business

Recent Developments

Comment 6. Please explain the basis for your statement that the noted water treatment products " have been commercially successful in Israel and Europe."

Response 6. We have substantially revised and expanded disclosure under subheading “Recent Developments” as follows:

On December 17, 2012, we entered into a cooperation and distribution agreement with Treatec (the "Treatec Distribution Agreement") , pursuant to which we were granted the certain rights to distribute Treatec's water treatment products in Australia ,New Zealand ,the United States and Canada ("North America") on a non-exclusive basis. In connection with the Treatec Distribution Agreement and in order to enhance our ability to develop a market presence for the Treatec products in the Australia and New Zealand, we entered into a Representative Services Agreement dated February 21, 2013 with Mr. Tal Yoresh. Mr. Yoresh is a resident of Australia and has many years of experience representing Israeli technology companies in both Australia and New Zealand. See the discussion of the Treatec Distribution Agreement under "Material Terms of the Treatec Agreement" below.

Treatec was organized under the laws of Israel in 2007. In May 2012, Treatec entered into a five-year agreement with Shunde Dowell Co. Ltd, a Chinese corporation ("Dowell"), pursuant to which Dowell will use, on an exclusive basis, Treatec's water treatment technology solutions in China, Macau and Hong Kong (the "Chinese Market"). Treatec will serve as the exclusive contractor for Dowell's water treatment projects in the Chinese Market, utilizing Treatec's Multi Stage Biological System ("MSBS"). Following the execution of the Dowell agreement, Dowell has commenced projects with revenues of approximately $750,000 and in December 2012, Dowell announced that a Treatec designed water treatment solution had been chosen for a major industrial waste water treatment project in Guangdong, China, expected to be completed during the first half of 2013. In addition, in July 2012, Treatec signed an agreement with the Israeli Defense Ministry to provide initially for installation and maintenance on one military base a compact wastewater treatment facility which facility and maintenance shall generate approximately $300,000.

On January 17, 2013, we entered into a distribution agreement with GreenEng (the "GreenEng Distribution Agreement"), pursuant to which the Company has been granted the rights to distribute the GreenEng water treatment products and technology in the United States on a non-exclusive basis. See the discussion of the GreenEng Distribution Agreement under "Material Terms of the GreenEng Agreement" below.

We are presently evaluating several firms and persons that could serve as our sales and marketing representative in the United States to acquire customers for both the Treatec and GreenEng products in the U.S. market.

The Treatec and GreenEng Distribution Agreements are attached to the Company's Form 10-K for the year ended 2012. The Treatec Distribution Agreement and the GreenEng Distribution Agreement are sometimes collectively referred to as the "Distribution Agreements."

The water treatment products were developed and are manufactured in Israel and have been successfully sold in Israel, Europe and China. We believe that we can sell and distribute both the Treatec and GreenEng water treatment products and solutions successfully in North America, subject to our ability to raise capital.

In addition, we refer to the following excerpted text from Treatec’s website:

Customers

"We have successfully proved in Israel our treatment capabilities on a wide range of Municiplal wastes (IDF base camps and cities, Gedera aeration pond), Chemical wastes (TABAM Ramat-Hovav, Makhteshim), Cosmetic wastes (Intercosma), Pulp (Milouban), Metal coating (MDT), Dairy (Strauss) and Food (Hagalil poultry) wastes. In addition, we successfully installed systems in export markets such as Italy (metal casting and dyes). These systems achieved high, stable removal of 80-95% of initial pollutant content."

In addition, in a press release from October 2012, Treatec announced that "Treatec signed an agreement to supply and maintain a Compact treatment facility of Wastewater in Spain, with a capacity of 100 cubic meters per day. Total gross income for the contract supply is estimated at 220,000 U.S. Dollars.

The Company - Introduction

Comment 7. We note your disclosure that "the Standard 61 testing protocol for leached contaminants from the water treatment product is considered simpler than the ETV certification." Please revise your disclosure to explain who considers the testing protocol simpler and the basis of that conclusion.

Response 7. We have deleted the reference and disclosure under subheading “Governmental Regulation”.

Comment 8. Please revise your disclosure to clarify whether you may not receive regulatory approval for the products.

Response 8. Our disclosure throughout the Form 10-12G/A clarifies that there can be no assurance of regulatory approval.

Marketing Strategy – Water Treatment Technology Products

Comment 9. We note your disclosure under the first paragraph under this heading that you have been "securing marketing and distribution agreements," Please revise your disclosure to describe the material terms of the marketing and distribution agreements you have entered into, and please file those agreements with your next amendment or tell us why they are not material contracts. In the alternative, if you have not entered into any marketing or distribution agreements, please revise your disclosure to make this clear.

Response 9. We have included the material terms of the distribution agreements under subheading “Material Terms of the Treatec Agreement” and “Material Terms of the GreenEng Agreement” and have filed the agreements as exhibits with the Company’s most recent Form 10-K for the year ended December 31, 2012.

Comment 10. Please revise your disclosure to clarify whether the information under the headings "Cylinder based MSBS (above ground or underground)" and "Ozochef Systems" are products that you plan to offer.

Response 10. We have revised our disclosure under subheading “Our Treatec Products” and “Our GreenEng Products” pursuant to this comment.

Competition

Comment 11. We note your disclosure under the second and third paragraph under this heading that you believe that your competitors products are "less efficient and more expensive than [your] water treatment technology products," and that your proposed products would "have few negative attributes, have innovative and dependable technology, requires little maintenance and are cost-effective. Please substantiate the basis for this belief and any other unsubstantiated beliefs or expectations throughout your registration statement.

Response 11. We have revised the disclosure and deleted both references.

Marketing and Sales

Comment 12. We note your statement in the first sentence under this heading regarding your intentions "once certification has been granted by the EPA." Please revise this disclosure to remove any implication that certification by the EPA is inevitable. Please make any similar revisions as needed throughout your disclosure.

Response 12. We have deleted the statement.

Comment 13. Please clarify what you mean by "applications for mobile disaster relief".

Response 13. We have clarified this disclosure by inclusion of sites such as earthquakes, floods, etc.

Governmental Regulation

Comment 14. Please disclose the costs and timetable for all of these approval processes.

Response 14. We have added disclosure of the estimated costs and timetable for regulatory approval in the first paragraph.

Employees

Comment 15. We note your statement under this heading that you "have no full-time or part-time employees." However, we note that Yoseph Zekri is your Chief Executive Officer and Chief Financial Officer. Please revise your disclosure under this heading to clarify whether Mr. Zekri is an employee.

Response 15. We have revised and expanded disclosure as follows:

During the period from February 2012 to February 2013, Yoseph Zekri was our sole officer, director and employee. On March 15, 2013, we entered into an employment agreement with Mr. Sharar Ginsburg, who received an MBA degree from the Peres Academic Institution in Israel, with a major in Marketing. Mr. Ginsburg has been appointed our CEO and acting CFO and director. Mr. Zekri will continue to serve as Secretary and Chairman. We have no full-time employees. Mr. Ginsberg and Mr. Zekri, provide service to us on an as-needed basis. In addition, we have engaged the services of Tal Yoresh as our representative in Australia and New Zealand. During the next twelve months, under the direction and supervision of Mr. Ginsburg, we expect to assemble a marketing team of both full and part-time employees as well as independent marketing consultants who will be paid on a commission basis, to further our water treatment product distribution business. The implementation and timing of our hiring plan is dependent upon available financial resources.

Item 1A. Risk Factors

Risks Related to Our Company and Industry

Comment 16. Please add a risk factor to address, if true, the fact that you do not yet have any license agreements in place and may fail to enter into any license agreements.

Response 16. We have revised our disclosure to reflect that we have, in fact, entered into license agreements with Treatec and GreenEng.

Comment 17. Please provide detailed disclosure of' your business strategy similar to the disclosure provided in Item 1 under the subheading "Our Business Strategy." Refer to Item 303 of Regulation S-K.

Response 17. We have expanded and revised disclosure related to our business, business strategy and liquidity and capital resources.

Liquidity and Capital Resources

Comment 18. Reference is made to your disclosure that you expect to incur a minimum of $400,000 in expenses during phase I of your business plan. Please reconcile this statement to your disclosure in Item 1 under the subheading "Our Business Strategy" that you will require up to $2,000,000 during the next twelve months.

Response 18. We have expanded our disclosure clarified our disclosure to make clear that we will required "up to" $400,000 during the next twelve months to cover expenses related to EPA regulatory protocols.

Comment 19. Reference is made to your disclosures that on September 30, 2012 you had $7,950 in prepaid assets, accounts payable and accrued expenses increased from December 31, 2011 to September 30, 2012 and you are raising money in this offering. You had $4,950 in prepaid assets as of September 30, 2012, accounts payable and accrued expenses decreased from December 31, 2011 to September 30, 2012 and this is not an offering in which you are raising money. Please revise.

Response 19. We have clarified that we are NOT raising funds from our Form 10 registration.

Item 3. Description of Property

Comment 20. Please revise this disclosure to explain the conditions under which you have obtained the space free-rent, clarifying, if true, that your CEO provides the space to you rent-free.

Response 20. We have revised our disclosure in response to this comment.

Item 4. Security Ownership of Beneficial Owners and Management

Comment 21. Please revise the beneficial ownership table, as necessary, to address the following issues:

You have outstanding 77,024,299 shares but you disclose that your directors and officers as a group hold 100,010,000 shares.

You disclose that your directors and officers as a group hold 100,010,000 shares, but your director and officer group appears to consist only of Mr. Zekri, and you disclose that his holdings consist of 21,307,987 shares.

The table does not appear to reflect the shares issued upon the conversion of your convertible debt, as described in Note 2 to the financial statements for the quarter ended September 30, 2012. Furthermore, in Note 2 you disclose that 7,050,000 shares were issued upon conversion but in other parts of the registration statement you put the number at 5,689,041 shares (see, e.g., your Item 10 disclosure).

The table does not appear to reflect the 63,983,000 shares issued to your former director and officer, per your Item 10 disclosure.

Response 21.

We have corrected the table to reflect the correct amounts.

We have also corrected this disclosure.

We have revised disclosure including details of the notes and conversion to the effect that the conversion of debt resulted into the issuance of 7,020,500 shares, which shares have subsequently been sold by.

The table does not reflect the 63,983,000 shares issued to various parties as shown in the table “Recent Sales of Unregistered Securities” because the recipients of the majority of these shares, Matthew Schulman, Steven Plump and Henry Blum have subsequently sold their shares two Yoseph Zekri, our current secretary and chairman and other unaffiliated parties.

Item 5. Directors, Executive Officers, Promoters and Control Persons

Comment 22. We note your disclosure regarding the experience of Mr. Zekri since 2010. Please revise your disclosure to expand this discussion to Mr. Zekri's business experience during the past five years and to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Zekri should serve as a director. Please see Item 401(e) of Regulation S-K.

Response 22. We have revised the disclosure to explain that Mr. Zekri, who is very well- connected with Israel business community, served as CEO, secretary and Chairman until such time as the Company executed distribution agreements, at which time he appointed Mr. Ginsburg, who has an MBA with a major in marketing, and has held senior position with Israel's International Bank, and employment experience in marketing and finance experience, and resides in Israel where its licensors are located.

Item 6. Executive Compensation

Comment 23. Please revise your registration statement to provide the disclosure required by Item 407 of Regulation S-K., to the extent applicable, as applied to you by Item 6 of Form 10.

Response 23. We have revised our disclosure to include the requirements of Item 407 of Regulation S-K.

Item 7. Certain Relationships and Related Party Transactions and Director Independence

Comment 24. We note your disclosure that "during the two most recent fiscal years and to date, the Company and its officers, directors and related parties were not engaged in any related party transactions involved in amounts exceeding $120,000 [sic]." Please revise your disclosure to include any related party transactions exceeding 1% of your average total assets at year-end for the last two completed fiscal years. Please see Item 404(d)(1) of Regulation S-K. In this regard, we note for example your references elsewhere in the registration statement to the issuance of a convertible note to a related party and its subsequent conversion, as well, as the arrangement with your CEO for office space.

Response 24. We have revised our disclosure in response to this comment.

Item 10. Recent Sales of Unregistered Securities

Comment 25. Please provide all of the information required by Item 701 of Regulation S-K for all of the transactions covered by the regulation, and please ensure that all recent sales and issuances of unregistered securities are disclosed consistently throughout your registration statement.

Response 25. We have included all information required by Item 701 of Regulation S-K.

Item 11. Description of Securities to Be Registered

Provisions having a Possible Anti-Takeover Affect

Comment 26. We note your disclosure that your articles of incorporation and bylaws "contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of [your] board and in the policies formulated by [your] board and to discourage certain types of transactions." Please revise your disclosure to provide a brief description of these provisions. Please see Item 202(a) of Regulation S-K.

Response 26. In revised our disclosure in response to this comment as follows:

We are incorporated in the State of New Jersey. Section 14A:3-5 of the Business Corporation Law of the State of New Jersey provides that any corporation shall have the power to indemnify a corporate agent against his expenses and liabilities in connection with any proceeding involving the corporate agent by reason of his being or having been a corporate agent if such corporate agent acted in good faith and in the best interest of the corporation and with respect to any criminal proceeding, such corporate agent has no reasonable cause to believe his conduct was unlawful.

The New Jersey Business Corporation Act and our certificate of incorporation and bylaws contain provisions for indemnification of our officers and directors and our employees. The bylaws require us to indemnify such persons to the fullest extent permitted by New Jersey law. Each such person will be indemnified in any proceeding if such person acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, our best interests. The indemnification would cover expenses, including attorney's fees, judgments, fines and amounts paid in settlement. Our bylaws also provide that we may purchase and maintain insurance on behalf of any of our present or past directors or officers insuring against any liability asserted against such person incurred in their capacity as a director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, offices or controlling persons of the Company, pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have no other indemnification provisions in our Certificate of Incorporation, Bylaws or otherwise specifically providing for indemnification of directors, officers and controlling persons against liability under the Securities Act.

Item 13. Financial Statements and Supplementary Data

Comment 27. We note that the index to the financial statements lists the balance sheet date for the interim financial statements as of September 30, 2011. However, the balance sheet itself is dated September 30, 2012. Please revise the index to the financial statements accordingly.

Response 27. We have included in our amended registration statement our audited financial statements for the periods ended December 31, 2012 and 2011, which includes an updated index.

Audited Consolidated Financial Statements

Comment 28. Please amend to include audited statements of changes in stockholders' deficiency from inception through December 31, 2009 and audited statements of operations and cash flows from inception through December 31, 2011 or explain in detail why such audited financial statements are not required. Refer to ASC 915-215-45, 915-225-45 and 915-230-25.

Response 28. We have included in our amended registration statement our audited financial statements for the periods ended December 31, 2012 and 2011, which includes our audited statements of shareholders’ equity since our re-entry into development stage on January 1, 2010 to December 31, 2012.

Consolidated Balance Sheets

Comment 29. Please report your cumulative net losses with a descriptive caption such as deficit accumulated during the development stage in the shareholders' deficiency section. Refer to ASC 915-210-45-1. Please similarly revise your interim balance sheet.

Response 29. We have included in our amended registration statement our audited financial statements for the periods ended December 31, 2012 and 2011, which includes our audited

Balance Sheets for the years ended December 31, 2012 and 2011.

Consolidated Statements Cash Flows

Comment 30. The net loss and adjustments do not foot to net cash used in operating activities for the years ended December 31, 2011 and 2010 of $0. Please revise.

Response 30. We have corrected that error in our statement of cash flow for the year ended December 31, 2011.

Comment 31. Please explain why the "Increase (decrease) in accounts payable and accrued expenses" adjustment for the year ended December 31, 2011 does not agree to the change in the related consolidated balance sheet line items from December 31, 2010 to December 31, 2011.

Response 31. We have corrected that error in our statements of cash flow for the year ended December 31, 2012 and 2011.

Comment 32. Please disclose information about all investing and financing activities that affect recognized assets or liabilities but that do not result in cash receipts or cash payments either in a narrative or summarized in a schedule. Refer to ASC 230-10-50-3. In this regard, we note that your consolidated statement of changes in stockholders' deficiency reports "Stock issued upon conversion of debt".

Response 32. We have corrected that error in our statements of cash flow for the year ended December 31, 2012 and 2011.

Notes to Consolidated Financial Statements

Comment 33. In light of the going concern language contained in the audit report, please disclose the principal conditions that raise the question about your ability to continue in existence, the possible effects of such conditions, your evaluation of the significance of those conditions and any mitigating factors and your viable plans to overcome such difficulties. Refer to Section 607.02 of the Financial Reporting Codification.

Response 33. We have included in our footnotes a note titled “Development Stage Activities and Going Concern” to address this comment.

Significant Accounting Policies

Comment 34. Please remove policy discussions that are not applicable to your financial statements or will not become applicable in the near future. In this regard, we note that you have no property and equipment, long-lived assets, outstanding stock-based awards or convertible preferred stock.

Response 34. We have limited disclosure to include the accounting policies applicable.

Note 4. Related Party Transactions not Disclosed Elsewhere

Comment 35. Please tell us your consideration of recognizing beneficial conversion features when you issued $50,000 convertible notes in the years ended December 31, 2009 and 2010 as well as the convertible notes issued in the nine months ended September 30, 2012. Refer to ASC 470-20.

Response 35. We have included in our amended registration statement our audited financial statements for the periods ended December 31, 2012 and 2011. During the period ended December 31, 2011, no convertible debts were issued. During the period ended December 31, 2012, several convertible debts were issued. A beneficial conversion feature was calculated to be $33,514 related to these notes, which was reflected in these financial statements.

Unaudited Interim Financial Statements.

Comment 36. Please amend to include statements of operations and cash flows from inception through September 30, 2012 or explain in detail why such financial statements are not required.

Response 36. We have included in our amended registration statement our audited financial statements for the periods ended December 31, 2012 and 2011, which includes our audited

Statements of Cash Flow for the years ended December 31, 2012 and 2011 and unaudited for the period since re-entry into development stage on January 1, 2010..

Statements of Cash Flows

Comment 37. The net loss and adjustment do not foot to net cash used in operating activities for the nine months ended September 30, 2012 of $36,076. Please revise to reconcile.

Response 37. We have included in our amended registration statement our audited financial statements for the periods ended December 31, 2012 and 2011, which includes our audited

Statements of Cash Flows for the years ended December 31, 2012 and 2011.

Comment 38. Please explain why the "Increase (decrease) in accounts payable and accrued expenses" adjustment for the nine months ended September 30, 2012 does not agree to the change in the related consolidated balance sheet line items from December 31, 2011 to September 30, 2012.

Response 38. We have included in our amended registration statement our audited financial statements for the periods ended December 31, 2012 and 2011, which includes our audited

Statements of Cash Flows for the years ended December 31, 2012 and 2011.

Comment 39. Please explain why no adjustment for prepaid expenses was made in your reconciliation of net loss to net cash used in operating activities for the nine months ended September 30, 2012.

Response 39. We have included in our amended registration statement our audited financial statements for the periods ended December 31, 2012 and 2011, which includes our audited

Statements of Cash Flows for the years ended December 31, 2012 and 2011.

Notes to Unaudited Interim Financial Statements

Comment 40. Please disclose the issuance of convertible notes in the nine months ended September 30, 2012 along with the material terms of the convertible notes.

Response 40. We have included a note related to our issuance of convertible notes in our audited financial statements for the years ended December 31, 2012 and 2011.

Item 15. Financial Statements and Exhibits

Comment 41. Please file as an exhibit and include in your exhibit index the plan or other document by which you relinquished your 100% ownership and all rights to Centriforce Technology Corporation and your 50% ownership in Sub Sea Oil Technologies, Inc. on January 30, 2012. Please refer to Item 601(0(2) of Regulation S-K. If you continue to have subsidiaries, please file the list of subsidiaries required by Item 601(b)(21) of Regulation SK.

Response 41. We have included as exhibit 10.6 the Securities Transfer Agreement between the Company and Amir Uziel and Lavi Krasney.

Comment 42. It appears that your articles of incorporation as filed as Exhibit 3.1 to the registration statement are incomplete. With your next amendment, please file as an exhibit your articles of incorporation in their entirety.

Response 42. We have filed as Exhibit 3.1(a) to the Form 10-12G/A the original articles of incorporation.

General

The Company acknowledges that since the Company and its management are in possession of all facts relating to a Company’s disclosure, the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in this amendment to its Form 10 filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Yoseph Zekri, Secretary